November 7, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 7, 2005 (Posting of Profits to be Gained as a Result of Public Offering of Shares of SUMCO CORPORATION ("SUMCO"))

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

dlw 11/16

November 7, 2005

To whom it may concern

Company Name: Sumitomo Metal Industries, Ltd.
(URL http://www.sumitomometals.co.jp/)

Representative:	Hiroshi Tomono, Representative Director and President
Code Number:	5405
Listed Stock Exchanges:	Tokyo、Osaka、Nagoya、Fukuoka、Sapporo
Address:	5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
Contact Information:	Toshifumi Matsui, Manager of Public Relations Group Tel: 81-3-4416-6115

Posting of Profits to be Gained as a Result of Public Offering of Shares of SUMCO CORPORATION ("SUMCO")

In connection with the sale of shares of SUMCO, an affiliated company of Sumitomo Metal Industries, Ltd. ("SMI"), following the listing of such shares on the Tokyo Stock Exchange, the price at which such shares will be offered for sale was determined today. SMI is making public announcement on the posting of profits to be gained from the above sale as follows.

1. Prospected Amount of Profit to be Posted

As a result of the sale of twelve million two hundred ten thousand (12,210,000) shares of SUMCO held by SMI (not including two million one hundred ninety thousand (2,190,000) shares to be offered for sale through over-allotments) and the issuance of nineteen million two hundred thousand (19,200,000) new shares by SUMCO, SMI expects to post approximately 19 billion yen of additional non-consolidated before tax earnings and approximately 37 billion yen of additional consolidated earnings before adjustment of tax.

2. Effects on Forecast of SMI's Business Results

The forecast of SMI's consolidated and non-consolidated business results for the fiscal year 2005 (the fiscal year ending in March 2006), including the effect of the above profit for the fiscal year 2005, will be disclosed upon the announcement of financial results for the 1st half of fiscal year 2005 scheduled on November 9, 2005.